
15:23
ChatGPT
JUAN
Who's approval do I need to build a parking garage on my land in downtown Austin, USA?
ChatGPT
To build a parking garage on your land in Austin, USA, you would need to obtain the necessary permits and approvals from the local government authorities.
15:23
Been There
John Doe
1:15 PM
Who's approval do I need to build a parking garage on my land in downtown Austin, USA?
Been There AI
1:15 PM
Over 29 approvals were made by Jessica Montford in 2022 within the local Austin Planning and Zoning Department.
Connect with experts
5.0
4.9
4.7

INVEST IN **BEENTHERE**

A knowledge-sharing platform for those who've BeenThere - 1 Billion users already in the network

beenthere.tech San Francisco CA Technology SaaS B2C Edtech

Featured Investors

Nick Singh

Syndicate Lead

Follow

2 followers

I see this as a huge gap in the market with a widespread need that has yet to be addressed. Looking forward to see this blow up and become the go-to for mentors and mentees and excited to be a part of it. I've had mentors and mentored during my career, and something like this platform would have been amazing, no doubt others will find this highly beneficial. I'm especially interested to see how the Been There will begin to capitalise on AI and ML to further advance the platform and address growing needs of the market audience.

Invested $15,000 this round

Highlights

1. 📈The current e-learning market size is $300BN and is expected to 3x in the next 5 years

2. 🤯We leverage a platform of 1BN users whose professional experience is double verified

3. 🪴Crucial mission: Mentors pass most valuable knowledge to the next generation for a better future

4. 💸 Team have experience growing successful companies from pre-seed, seed, Series A-D and IPO!

5. 🧞Investors & Advisors from Cameo co-founder, Forbes 30 under 30, 7x best-selling author, + more

6. 🤑Overfunded the last round on Wefunder! Current investor momentum is stronger than previous round

7. 🦄Super Easy: Our experts can earn money from their automated AI conversations while they sleep

8. 🥇Still Early! Valuation under 5M makes it one of the lowest-priced AI companies in Wefunder history

---

Our Team



Jamie Goulding Founder & CEO

Jamie has been an entrepreneur & leader since the age of 14. After being a consistent top sales performer and leading two start-up sales teams to success it's time to turn his passion for mentoring into a world phenomenon. $2 million in deals closed.

> Mentorship has always been a big part of my life. My life's motto is "A stranger is a friend I haven't met yet". It was also my Dad's. I love connecting, meeting and learning from people. I strongly feel it's the best way to experience life. I want to give more people the opportunity to connect, share and learn from one another easily.



Aman Sharma Technology Advisor

Founder of 3 tech start ups and UX/AI Lead at AI Upsell. Featured as one of the top CTO's in India.



Conor Smyth Data Scientist/Machine learning Advisor



Conor holds two degrees, a master's and PhD in mathematics and 10+ years experience as a research mathematician/data scientist, applying statistical machine learning, artificial intelligence, and topological analysis to large heterogeneous data sets.



Neil Vinod Chief Technology Officer

Amazon full-stack developer for the past four years, building impressive tools that have improved team revenue by 500%. In-depth knowledge of building plugin extensions and application software. Youngest programmer on a 45-person team.



Tom Goulding CFO & Project Leader

Cambridge Masters graduate in Economics. Spent the last 3 years solving complex economic and strategic problems in the Space Industry. Understands demand after being stuck on tough problems and in need of mentors with specific industry experience.



Nektarious Singh Technology Sales Advisor

After rapidly climbing the ranks during a 7-year tenure at IBM, Nektarios became the youngest Technology Sales Leader in the UK. A specialized focus on understanding the world of missing pieces, and presenting solutions that fit those gaps.



Alex Cuthbert Design Advisor

Over 20 years experience in product and design innovation (3 apps with 1B+ downloads). Ex Lead UX Designer at Google & currently Global Head of Design at Gojek (South-East Asia's leading on-demand service tech platform)

It takes a lifetime to learn it all the hard way.

Been There

Save time and money with verified experts who have already BeenThere

	ChatGPT / Bard	Poe	Been There
Sources	Wikipedia, books and news articles	Quora data set	Verified experts with publicly vetted qualifications
Problems	Generic non-specific, outdated quickly	Unverified responses, subjected community voting	Not ideal for generic/ general information

Chat GPT, Bard, and Poe are fantastic tools for simple questions and general knowledge. However when you are looking for specific knowledge that less than 1% of the population knows, data quality becomes critical. This information also tends to be the most valuable.

Problem

ChatGPT

J: Who's approval do I need to build a parking garage on my land in downtown Austin, USA?

To build a parking garage on your land in downtown Austin, USA, you would need to obtain the necessary permits and approvals from the local government authorities. This would likely include approvals from the city of Austin Planning and Zoning Department, the Building Inceptions Department,

and potentially other departments such as the Transportation Department.

ChatGPT is an incredible tool for finding publicly available general information. But it’s absolutely useless when it comes to highly specific information that only a handful of people in the world know. This information also tends to be the most valuable.

Solution

Been There


SEARCH
John Doe
1:15 PM
Who's approval do I need to build a parking garage on my land in downtown Austin, USA?
Been There AI
1:15 PM
It is possible to build a parking garage in Austin Texas. Over 29 approvals were made by Jessica Montford in 2022 within the local Austin Planning and Zoning Department. You have a much higher chance of approval if you apply in January as it sees the least number of applications. Most of the rejected projects were over 6 stories tall.
To get approval, speaking to this department is necessary, as they will only provide up to 75 permits for 2023. You can email their office at planning @austinplanningandzoning.com, but there is normally a waiting time of 3 months after the submission of your request. Speaking directly to them to review your submission beforehand will speed up the process.
Connect with experts
Judith Rodriguez
5.0
Property Developer
58 Reviews
74 Sessions
Double Verified User
Real Estate
Contractors
Building
15 years of experience building parking lots in cities in Texas.
Ricky Smith
5.0
City Legislator
32 Reviews
45 Sessions
Double Verified User
Urban Planning
Legal Knowledge
Regulation
24 years in the role of Austin City legislation planning.
Lisa Martin
5.0
Property Developer
18 Reviews
31 Sessions
Double Verified User
Real Estate
Contractors
Building
Owner of 14 garages in Austin area.
Message

Been There’s AI can generate highly specific answers that only a handful of people in the world have access to. It will also generate a list of people based on their double verified linked-in details who know the answer.

Our experts own their data. Answers will be populated from their transcribed calls and they will be paid for their knowledge. Essentially creating their own AI avatar that can chat with users. If a deeper conversation is needed you can connect with specific experts for consulting calls.

Your Potential Returns


Projected Valuation
$1M
2022
Pre-Seed
$5M
2023
Seed
Unrealized
5x Return
$75M*
2024
Series A
Unrealized
75x Return
$675M*
2025
Series B
Unrealized
675x Return
$1B*
2026
Series C
Unrealized
1000x Return
Not Guaranteed*

BeenThere is a fast growing AI company, 6 months ago our valuation was $1M. If we follow a similar growth rate to Cameo a $1000 investment today would result in a $300,000 return in 5 years (not guaranteed).

3 Secrets To Success

1. Our creators own their data

2. World's highest quality data

3. Auto Profile Creation

1.) Our Creators Own Their Data: We use AI for good to empower people to monetize their knowledge. After hundreds of calls experts will have the option to create a chatbot using their transcribed calls database that other people can pay to chat with, further scaling their income for their knowledge.



Search
Home
Been There
4.9 rating | 39 reviews
Calls Taken:
39
Calls Requested:
43
Average hourly price accepted
$130
Book Now
Jamie Goulding · 2nd
Founder at BeenThere - A people person with a love for start-ups & sales
Talks about #advice, #experts, #funding, and #mentorship
Bali, Indonesia · Contact info
Book me for a FREE mentor call
4,847 followers · 500+ connections
Aman Sharma is a mutual connection
Message
Pending
More
BeenThere
Aston Business School

2.) Vetted User Database: Anyone can lie about their credentials online. However they are least likely to lie on LinkedIn where their professional work is on display for all their colleges and former employers to see. Without leaving LinkedIn, our Chrome extension will display calls requested and taken, prices accepted, and reviews to verify someone's experience.

This double verification will allow us to have one of the highest quality data sets in the world; with expert advice that is directly tied to someone's professional publicly vetted qualifications and experience on BeenThere.


SEARCH
SEARCH
Search
Judith Rodriguez
5.0
Outbound Strategist
68 Reviews
70 Sessions
Head of Partnerships @ Google
Double Verified User
Partnerships
Sales
Founder
Management
Project Management
Outbound Strategy
Ricky Smith
4.90
Human Resources
118 Reviews
120 Sessions
Head of Talent @ TESLA
Double Verified User
HR
Career Development
Hiring
Copywriting
Management
Job Posts
Raghav Singh
5.0
Artificial Intelligence
10 Reviews
13 Sessions
Sr Software Engineer @ OpenAI
Double Verified User
Artificial Intelligence
Project Management
Software Engineering
Leadership
Steven Galanis
5.0
Operations Strategist
31 Reviews
45 Sessions
Co-Founder @ cameo
Marketing
Sales
Founder
Management
Project Management
Outbound Strategy
Alex Cuthbert
4.90
Creative Direction
25 Reviews
45 Sessions
Head Of Design @ gojek
Design
Innovation
Ad Creatives
Project Management
Management
Ashley Stahl
4.90
Best Selling Writing
12 Reviews
28 Sessions
Author Of Best Seller @ YOU
Writing
TED Talk
Podcast Launch
Career Coaching
Business Launch

3.) Auto Profile Creation: Over 1 billion publicly vetted people available to connect with. Using BeenThere's software, profiles are automatically generated behind the scenes. Mentors can take calls and get paid without needing to make a profile. Experts who typically would never mentor in the past now have a seamless and frictionless way to get paid simply by taking calls at their convenience. Just how Uber and Airbnb turned normal people into taxis and landlords. BeenThere will turn the most knowledgeable people in the world into consultants seamlessly.




HOME
Marketing Sessions
+10
Mentors Approached
8
Responses Received
3
Calls Scheduled
View Details
View Schedule
Leadership Sessions
+4
Mentors Approached
3
Responses Received
1
Calls Scheduled
View Details
View Schedule
July 2023
Sun Mon Tue Wed Thu Fri Sat
1
2 3 4 5 6 7 8
9 10 11 12 13 14 15
16 17 18 19 20 21 22
23 24 25 26 27 28 29
30 31
Scheduled calls
Peter Salmon
Marketing
Mon, 10 June
11:00 AM - 1:00 PM
Johen Doen
Marketing
Mon, 10 June
11:00 AM - 1:00 PM

4 Simple Steps

1. Book A Call


15:23
Been There
Tuesday
October 3, 2023
Time zone
Central Indonesia Time (13:21)
Select a Time
Duration: 45 min
08:00
20:15

2. Speak


9:41
JD
John Doe
Been There Call
Leave

3. Get Paid!


AT&T
Monday, June 6
9:41
Notification Center
Been There
now
Good job! Your total call time with Jonathan was 16 minutes
PayPal
now
You received $160 from Jonathan.

4. Monetize Your Knowledge With AI




Been There
Emilia Rodriguez
AI Filters
Real Estate
Contractors
Building
John Doe
1:20
Can you tell me when will my application be ready?
Emilia Rodriguez
1:31
Your application should be ready for approval next Monday. After approval, Austin's Planning and Zoning Department will require you to...



> In a world where many companies offer foundational models, RLHF and proprietary training data are two key differentiators that are impossible to replicate.
>
> **Chamath Palihapitiya**
>
> *Venture Capitalist, Founder & CEO Of Social Capital, Early Sr Executive At Facebook*

With BeenThere's AI integration, you can earn money whilst you sleep. Our unique approach involves transcribing hundreds of calls from the mentors on our platform into their very own chatbot, creating a database of their knowledge. In the ever-evolving landscape of AI, where most LLMs are open source, proprietary data will be the advantage to business success, not the model itself. This is how BeenThere will be a winner within the second wave of AI companies.

Thanks to our Wefunder investors from 2022, the business has completely transformed.
Here are some of the incredible accomplishments they made possible!

Before & After Our Last Wefunder Campaign

Valuation

Valuation

Before Last Wefunder

Been There

Last Funded April 2023

OVERSUBSCRIBED: ACT FAST

$123,745

raised from 117 investors

INVESTMENT TERMS

$1M valuation cap | Future Equity

Early investors believed in the team and mission, and now have ~7x unrealized returns.

After Last Wefunder



Seed Round
$500k
Max Limit

Current investor momentum is stronger than previous round

Artificial Intelligence

Before Last Wefunder



Calls were connected without data collected

After Last Wefunder


Transcription
You
Can you tell me when will my application be ready?
Emilia Rodriguez
Your application should be ready for approval next Monday. After approval, Austin's Planning and Zoning Department will require you to....
AI Filters
Tasks: 4
Timelines: 2
Questions: 3

Calls are transcribed and tagged to feed the AI Avatars

User Sign Ups

Before Last Wefunder



0

We had no platform built, and we had no marketing

After Last Wefunder


Aug 23'
Sep 23'
Oct 23'

2500

5x growth from September to October

Investors

Before Last Wefunder



Bootstrapped and crowdfunded

After Last Wefunder



Influential investors have joined, engagement with VC is underway

Advisors

Before Last Wefunder



After Last Wefunder





No advisors



World class board of advisors

Verification

Before Last Wefunder


X
Follow the steps to become a verified expert
Continue

Verification was an opt in manual process

After Last Wefunder


Judith Rodriguez
5.0
Property Developer
Double Verified User
Real Estate
Contractors
Building
15 years of experience building parking lots in cities in Texas.

Double verification is essential to AI Avatars

Our Investors & Advisors



Steven Galanis

Cameo, Co-Founder

$1BN+ Founder





Alex Cuthbert

Ex-Google, Ex-Go-Daddy,
Head Of Design At Gojek



George Furla

$2BN In Gross Film Revenue,
Produced 123 Films,
Angel Investor



Sean Noble

Former Capitol Hill Chief Of Staff,
Angel Investor,
100+ Podcast Host



Kate Wilson



Serial Entrepreneur, 12 Start-Ups,
Ex-CMO At Pela + Lomi

Sercan Topcu

Forbes 30 Under 30,
Author, Speaker,
Mass Challenge Winner





Colin Shaw

LinkedIn Top Voice With 280k+ Followers, Best-Selling Author X7, Financial Times Award Leading Consultancy 4 Straight Years

Max Rascher

AI Expert & LinkedIn Thought Leader



INVEST NOW

(IT ONLY TAKES $100)

1. Make sure you are signed up and logged in to your WeFunder account.
2. Fill in the amount of USD you would like to invest in BeenThere and click "Invest".
3. WeFunder will take you to your checkout page. Fill in your investor and payment information. Make sure to read and agree to the terms and conditions.
4. Click "Complete Investment". You now own a part of BeenThere!

STEP 2


INVEST
min $100
$
100
INVEST
WATCH FOR UPDATES

STEP 3


2. Investor Info
Address
Myself
Full Name
Address
City
State
NY - New York
ZIP Code
Country
United States
3. Fund Your Reservation
Back your reservation by funding your Wefunder Cash account or by pre-authorizing a credit card.
You can use Wefunder Cash to invest in any company. You can also withdraw funds at any time.
Bank Account
Credit Card

STEP 4


4. Complete Investment
Reservation amount
$100
Estimated fees
$8
Total
$108
Fund Reservation

Click 'WATCH FOR UPDATES' for our latest business progress


INVEST
min $100
$
1,000
INVEST
WATCH FOR UPDATES

Rewards & Perks

$500



🔗 Shape Our Future! Be an integral part of BeenThere's co-creation group—a select network driving our vision and mission. Your voice. Real impact.

$1,250		✍️ Customized Content Collaboration Perk! Co-create content with BeenThere - blogs, webinars, videos. Showcase your expertise, enhance your brand. Ideal for networking.
$2,450		🌐 Profile & Marketing Spotlight Perk! Feature prominently on BeenThere for a month. Elevate your personal brand, and enjoy the marketing spotlight.
$6,450		🏝️ Biohacking & Coworking Retreat! Dive into a week-long Bali retreat: experience biohacking, coworking, and networking with some of the most influential creators in the world. Connect and collaborate with the BeenThere team and get inspired. (*Accommodation & Events)
$12,500		💡 Influential Spotlight Perk! Featured for 3 months as one of BeenThere's Highlighted Knowledge Sharers. Enjoy higher chances of booked calls and emerge as a thought leader in your field. Exclusive Podcast Feature.
$24,500		🌟 BeenThere Advisory Board Member Perk! Gain a year's honorary position on the BeenThere advisory board. Offer strategic input and enjoy unique company insights. Influence at the highest level.

Leveraging LinkedIn


Number of LinkedIn users worldwide from 2018 to 2027
Number of users in millions
800
600
400
200
0
580.04
644.06
700.71
736.9
715.88
745.84
770.97
792.53
811.49
828.43
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Source : Statista

The E-learning market is booming, and Linkedin is the most powerful platform positioned to capture it. By leveraging Linkedin's growing user base, BeenThere will seamlessly connect experts to a broader audience. Through knowledge sharing and one-on-one connections, Beenthere enables experts to scale their income whilst enhancing their brand presence, and emerging as influential thought leaders in their respective fields.

2024 Goal & Revenue Model

Been There Charges 20% In Fees On All Calls, Like Cameo

63M Monthly active users on LinkedIn	LinkedIn 10,000 users use the service per month	3.8M ARR 750k

Forward-looking projections cannot be guaranteed.

Our Future Looks **Bright**

2023 **MVP**	2024 **Complete AI product & integrations**	2025 **Growth**
Bring our 2,500 waitlist onto our built and working application	Launch a two-sided marketplace for mentors and in-platform profile search	Launch our own online-offline community and marketplace

Competitor Analysis



Specific Knowledge
Been There
Poe
reddit
Low Quality Data
High Quality Data
Google
ChatGPT

Generic Knowledge

Chat GPT and Poe (a competitor using Quora's data set) are fantastic tools for simple questions and general knowledge. However when you are looking for specific knowledge that less than 1% of the population knows, data quality becomes much more important.

Our strength lies in minimizing credential inaccuracies often found online by leveraging LinkedIn's transparency, allowing us to have one of the highest quality data sets in the world for precise expert advice tied to publicly verified professional qualifications.

Founder's Note



I want to thank you for your time in reading about our start-up. With your investment, I will lead our team to solve the issues I've presented above with everything I have.

I have been growing tired for some time now after spending thousands on courses that lead to no quantifiable outcomes. I knew there had to be another way. So I went searching...

I found the process and used it manually for many years that I'm now building because I've successfully connected with dozens of entrepreneurs and sales leaders that have grown my businesses significantly. This is in addition to the free mentoring, self-development and life advice that has prepared me to bring this solution to the world.

After being part of two successful and three failed start-ups, I'm ready to take the lessons I learned and apply them to a critically important market: knowledge sharing. I dream of leaving the planet a better place than I found it. I hope you will join us in doing the same.

Thanks again, Jamie.

PS: I always welcome non-financial help, suggestions and support if you want to participate in the ongoing project. I will be creating a "Momentum group" to take on each challenge as they come. Register your interest to co-create the future together by **filling out this form**.